Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-131176

SUPPLEMENT TO

PROSPECTUS/PROXY STATEMENT

DATED FEBRUARY 10, 2006

POSTPONEMENT AND RESCHEDULING OF

SPECIAL MEETING OF SHAREHOLDERS

FROM MARCH 29 TO APRIL 18, 2006

March 20, 2006

Dear Shareholder:

This letter, and the notice enclosed with it, supplements the information contained in the prospectus/proxy statement dated February 10, 2006 relating to the pending acquisition of The First National Bank of Newport by Orrstown Financial Services, Inc.

The special meeting of shareholders of The First National Bank of Newport originally scheduled to be held at 10:00 a.m. on Wednesday, March 29, 2006, has been postponed and rescheduled to Tuesday, April 18, 2006, at 10:00 a.m., local time, at First National’s main office at Center Square, Newport, Pennsylvania.

The meeting has been postponed in order to provide additional time to comply with certain procedural requirements of the National Bank Act. The purposes of the meeting, described in the prospectus/proxy statement mailed to you on or about February 13, 2006, remain unchanged, as the shareholders will be asked to approve a merger and reorganization which will result in First National becoming a wholly-owned subsidiary of Orrstown Financial Services, Inc.

If you have already returned the proxy that you received with the original mailing, you need do nothing further. I am pleased to advise that the proxies we have received to date are more than sufficient to approve the merger and will be voted at the postponed meeting unless revoked. However, we would like to have as many shares as possible represented at the meeting. If you have not yet returned your proxy card, please do so whether or not you plan to attend. If you need a proxy card, or another copy of the proxy materials describing the proposed merger, please let me know.

We apologize if the postponement and rescheduling create any inconvenience for you. You are invited to attend the postponed meeting in person whether or not we receive a completed proxy card from you.

Again, I would sincerely welcome the opportunity to discuss with you any aspects of this transaction. Please feel free to contact me at your convenience.

Sincerely,
/s/ Peter C. Zimmerman
Peter C. Zimmerman
President and Chief Executive Officer

Enclosure

The date of this Supplement is March 20, 2006 and is first being mailed to shareholders on or about that date.

THE FIRST NATIONAL BANK OF NEWPORT

Center Square

Newport, PA 17074

NOTICE OF POSTPONED AND RESCHEDULED

SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting of the shareholders of The First National Bank of Newport originally scheduled for March 29, 2006 is being postponed and will instead be held at First National’s main office at Center Square, Newport, Pennsylvania, on Tuesday, April 18, 2006, at 10:00 a.m., local time. The purposes of the meeting, as set forth in the proxy materials sent to all shareholders on or about February 13, 2006, remain unchanged and are as follows:

•	To consider and vote upon the Agreement and Plan of Reorganization, dated as of November 21, 2005, by and between First National and Orrstown Financial Services, Inc., the Plan of Merger attached as an exhibit to the reorganization agreement and the transactions contemplated by the foregoing. The reorganization agreement and plan of merger provide, among other things, for the acquisition of First National by Orrstown through the merger of First National into an interim national bank formed by Orrstown, upon the terms and subject to the conditions set forth in the reorganization agreement and plan of merger, as more fully described in the proxy solicitation materials previously mailed to all shareholders on or about February 13, 2006.

•	To consider and vote upon a proposal to adjourn the meeting if more time is needed to solicit proxies.

•	To transact such other business as may properly come before the meeting.

If you have already submitted a completed proxy card, you need do nothing further; if you have not, the Board of Directors of First National requests that you complete and sign the proxy card previously supplied to you and mail it promptly in the postage-prepaid envelope that accompanied it. Prior to the meeting, you may revoke your proxy by delivering a written notice to the Corporate Secretary of First National stating that you have revoked your proxy, or by delivering a later dated proxy. Shareholders of record who attend the meeting may vote in person, even if they have previously delivered a signed proxy.

The Board of Directors of First National unanimously recommends that you vote “FOR” approval of the reorganization agreement, the plan of merger and the related transactions. The affirmative vote of at lease two-thirds ( 2/3) of the outstanding shares of First National common stock entitled to vote at the meeting is required to approve the reorganization agreement and merger.

By Order of the Board of Directors

/s/ Peter C. Zimmerman
Peter C. Zimmerman, President and Chief Executive Officer

Newport, Pennsylvania

March 20, 2006